BY EDGAR AND FEDERAL EXPRESS

December 2, 2019

Ms. Joanna Lam

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

RE:Parallax Health Sciences, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 14, 2019

File No. 333-231981

Dear Ms. Lam:

By letter dated November 22, 2019, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Parallax Health Sciences, Inc. (the “Company”) with comments to Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed on November 14, 2019.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s November 22, 2019 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR Amendment No. 4 to the Form S-1 setting forth an amended Registration Statement, reflecting changes made in response to the Staff’s comments.  A copy of the amended Registration Statement, marked to show changes, is enclosed for your convenience.

In addition to the changes made in response to the Staff’s comments, the amended Registration Statement reflects some corrections or clarifications to selected passages of the original Registration Statement.

Los Angeles:New York:

1327 Ocean Avenue, Suite M28 West 36th Street, 8th Floor

Santa Monica, CA 90401New York, NY 10018

(310) 899-4442

PARALLAX HEALTH SCIENCES, INC.

Parallax Health Management, Inc.  ●  Parallax Behavioral Health, Inc.  ●   Parallax Diagnostics, Inc.  ●   Parallax Communications, Inc.

Parallax Health Sciences, Inc.December 2, 2019

United States Securities and Exchange CommissionPage 2 of 3

Form S-1/A filed November 14, 2019

Security Ownership of Certain Beneficial Owners and Management, page 89

1.We reissue comment two. We continue to note that you have now included indirect ownership of holdings. It appears that M. Katsuka Sandoval and Dr. Goarlach are the control persons for Montecito Biosciences. Therefore, each is deemed to beneficially own all of the shares held by Montecito Biosciences, rather than their proportionate ownership. Please revise the beneficial ownership table accordingly. Where more than one beneficial owner is known to be listed for the same securities, appropriate disclosure should be made to avoid confusion. See Instruction 5 to Item 403 of Regulation S-K.

COMPANY RESPONSE

The Beneficial Ownership table has been amended to include 100% of the shares held by Montecito BioSciences, Ltd. in both Ms. Sandoval and Dr. Gorlach’s share count.  The footnotes have also been amended.

Description of Indebtedness, page 93

2.We reissue comment 6. Please reconcile the statement in this section that the note with Lender A is currently in default with the disclosure in the risk factors section, which states that the defaults are all in the past. In addition, please file as an exhibit a written description of the oral agreement. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm..

COMPANY RESPONSE

The “Defaults” disclosure has been amended to clarify the past defaults that have been cured.  We respectfully direct the Staff to the last paragraph of the “Defaults” section, which addresses the current defaults, all of which have been extended by oral agreement.  Included in the amount of $111,000 is Lender A note for $20,000, which the Staff directly refers to.

In addition, a written description of the oral agreements has been included as Exhibit 4.20.

Recent Sales of Unregistered Securities, page 99

3.We partially reissue comment 7. We note your response regarding Rule 701. However, we continue to note reliance upon Rule 701 on page 100. Please revise to reconcile with your response letter.

COMPANY RESPONSE

The section cited by Staff has been amended to remove all references to Rule 701.

* * *

Parallax Health Sciences, Inc.December 2, 2019

United States Securities and Exchange CommissionPage 3 of 3

In addition, the Company has updated the financial statements and related financial information to September 30, 2019, consistent with the most recent quarterly report, and has added a risk factor addressing the material weakness identified in its internal controls, and the efforts taken to remedy the deficiency.

Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form S-1, as amended by Amendment No. 4.  When the time comes, as amended, the Company will include in its acceleration request the additional acknowledgements requested by the Staff.

Please direct questions regarding this response letter to the undersigned at 404-915-8449.

Very truly yours,

PARALLAX HEALTH SCIENCES, INC.

/s/ Paul R. Arena

Paul R. Arena

Chief Executive Officer

Cc:Craig Arakawa (SEC)

Michael Killoy (SEC)

Pam Howell (SEC)

Peter Hogan, Esq. - Buchalter